

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 31, 2016

Via E-mail
Mr. Stephen Tremblay
Chief Financial Officer
Kraton Performance Polymers, Inc.
15710 John F. Kennedy Blvd, Suite 300
Houston, TX 77032

> **Re: Kraton Performance Polymers, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 1-34581**

Dear Mr. Tremblay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Selected Financial Data, Page 32

1.   We note you determine your estimated current replacement cost (ECRC) of raw materials at the beginning of each month and use your global enterprise resource planning system to revalue your ending inventory of raw materials based on ECRC for the purpose of calculating the spread between FIFO and ECRC. Please tell us and expand your disclosure in future filings to further clarify the basis of your ECRC determination.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Page 38

2.   We note on page 7 that you sold your Belpre, Ohio compounding unit in January 2016. We further note Specialty Polymers revenue totaling $350.7 million represented

approximately 34% of total revenue in 2015. Please tell us how much of your Specialty Polymers revenue was generated by the Belpre unit in 2015.

<u>Income Tax Expense (Benefits), Page 39</u>

3.   We note that your tax reconciliation on page F-30 includes significant foreign tax rate differential adjustments that affected your effective tax rates. Please tell us and expand your disclosure in MD&A in future filings by providing additional details regarding the composition of the foreign tax rate differentials. In this regard, please specify which of your foreign jurisdictions had a more significant impact on your foreign tax rate differential for each period presented, the statutory tax rates in these jurisdictions and how they contributed to the change in your overall effective tax rate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact SiSi Cheng at (202) 551-5004 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and Construction